Filed Pursuant to Rule 424(b)(5)
Registration No. 333-201462

PROSPECTUS SUPPLEMENT
(To the Prospectus Supplement dated July 21, 2015 and
the accompanying Prospectus dated January 22, 2015)

ADCARE HEALTH SYSTEMS, INC.
$11,677,268
10.875% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)
This prospectus supplement updates, supplements and amends certain information in the prospectus supplement, dated July 21, 2015, which prospectus supplement and the accompanying prospectus, dated January 22, 2015 (together, the “2015 prospectus”), relate to the offer and sale of shares of our 10.875% Series A Cumulative Redeemable Preferred Stock, no par value per share and liquidation preference $25.00 per share (the “Series A Preferred Stock”). This prospectus supplement should be read in conjunction with the 2015 prospectus, and is qualified by reference to the 2015 prospectus, except to the extent that the information presented herein supersedes the information contained in the 2015 prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the 2015 prospectus, including any amendments or supplements thereto.
We are filing this prospectus supplement to amend and supplement the “Plan of Distribution” included in the 2015 prospectus to reflect that the Series A Preferred Stock offered and sold on and after the date of this prospectus supplement will be sold solely through JMP Securities LLC (the “Agent”), in accordance with terms of the sales agreement we entered into with the Agent on July 21, 2015. Furthermore, we are filing this prospectus supplement to amend the cover page of the 2015 prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the 2015 prospectus are a part. As a result of these limitations and our current public float of our common stock, and in accordance with the terms of the sales agreement, we may offer and sell on and after the date of this prospectus supplement through the Agent additional shares of the Series A Preferred Stock having an aggregate offering price of up to $11,677,268. If our public float increases such that we may sell additional amounts under the sales agreement and the registration statement of which this prospectus supplement and the 2015 prospectus are a part, then we will file another prospectus supplement prior to making additional sales.
The Series A Preferred Stock is listed on the NYSE MKT under the symbol “ADK.PRA.” On June 3, 2016, the last reported sales price of the Series A Preferred Stock on the NYSE MKT was $22.14 per share.
The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $35,031,805, which was calculated based on 18,245,732 shares of our common stock outstanding held by non-affiliates and at a price of $1.92 per share, the closing price of our common stock on June 3, 2016. As of the date hereof, we have not sold any shares of Series A Preferred Stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.
The Series A Preferred Stock has not been rated. Investing in the Series A Preferred Stock involves a high degree of risk. See “Risk Factors” beginning on page S-9 of the 2015 prospectus and in the documents incorporated by reference into the 2015 prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the 2015 prospectus. Any representation to the contrary is a criminal offense.

JMP Securities
The date of this prospectus supplement is June 7, 2016.

PLAN OF DISTRIBUTION
We have entered into a sales agreement, dated as of July 21, 2015, with JMP Securities LLC. Pursuant to the sales agreement, we may, from time to time, offer and sell up to an aggregate of 800,000 shares of Series A Preferred Stock. Through June 5, 2016, we have sold 500,600 shares of Series A Preferred Stock for an aggregate purchase price of approximately $10,700,118. As a result of the limitations described on the cover page of this prospectus supplement and our current public float of our common stock, and in accordance with the terms of the sales agreement, we may offer and sell on and after the date of this prospectus supplement through the Agent additional shares of the Series A Preferred Stock having an aggregate offering price of up to $11,677,268. Any sales of Series A Preferred Stock may be made in negotiated transactions or other transactions that are deemed to be “at the market” offerings, as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the NYSE MKT or sales made to or through a market maker other than on an exchange.
Upon acceptance of written instructions from us, the Agent will use commercially reasonable efforts consistent with its normal sales and trading practices to sell shares of Series A Preferred Stock under the terms and subject to the conditions set forth in the sales agreement. We will instruct the Agent as to the number of shares of Series A Preferred Stock to be sold by it. We may instruct the Agent not to sell the shares of Series A Preferred Stock if the sales cannot be effected at or above the price designated by us in any instruction. We or the Agent may suspend the offering of Series A Preferred Stock upon proper notice and subject to other conditions.
The Agent will provide written confirmation of any sales to us no later than the opening of the trading day immediately following the trading day on which the shares of Series A Preferred Stock were sold under the sales agreement. Each confirmation will include the number of shares sold on the trading day, the net proceeds to us and the compensation payable by us to the Agent in connection with the sales.
We will pay commissions to the Agent for its services in acting as agent or principal in the sale of the shares of Series A Preferred Stock offered hereby. Under the sales agreement, the Agent will be entitled to compensation of up to 2% of the gross sales proceeds of all shares of Series A Preferred Stock sold through it as our agent. We may also sell shares of Series A Preferred Stock to the Agent, as principal for its own account, at a price agreed upon at the time of sale. If we sell shares of Series A Preferred Stock to the Agent, acting as principal, then we will enter into a separate agreement setting forth the terms of such transaction, and to the extent required by applicable law, we will describe this agreement in a separate prospectus supplement or pricing supplement. We estimate that the total expenses for the offering, excluding compensation payable to the Agent under the terms of the sales agreement, and assuming we sell all of the shares of Series A Preferred Stock offered hereby, will be approximately $40,000. In connection with the sale of shares of Series A Preferred Stock on our behalf, the Agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts.
Settlement of sales of the shares of Series A Preferred Stock will occur on the third trading day following the date on which such sales are made, or on some other date that is agreed upon by us and the Agent in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar account. Sales of the Series A Preferred Stock, if any, as contemplated by this prospectus supplement and the 2015 prospectus, will be settled through the facilities of DTC or by such other means as we and the Agent may agree upon.
We will report at least quarterly the number of shares of Series A Preferred Stock sold through the Agent under the sales agreement, the net proceeds to us and the compensation paid by us to the Agent in connection with the sales of the Series A Preferred Stock, if any.
The Agent and its affiliates have provided, or may in the future provide, various investment banking and advisory services for us from time to time for which they have received, or may in the future receive, customary fees and expenses. The Agent and its affiliates may, from time to time, engage in other transactions with, and perform services for, us in the ordinary course of its business.
We have agreed to indemnify the Agent against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the Agent may be required to make because of those liabilities.
The offering of shares of Series A Preferred Stock pursuant to the sales agreement will terminate upon the earlier of: (i) the sale of all Series A Preferred Stock subject to the sales agreement and (ii) termination of the sales agreement as provided therein. The sales agreement may be terminated by us or the Agent at any time by giving notice to the other party.

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